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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	William F. Barron* Bonnie Chan* Karen Chan † Yang Chu † James C. Lin*	Gerhard Radtke* Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham †

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

September 11, 2019

Re:	LIZHI INC. (CIK: 0001783407)

Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on August 6, 2019

Confidential

Mr. Frank Knapp

Ms. Christine Dietz

Mr. Jeff Kauten

Ms. Maryse Mills-Apenteng

Office of Information Technologies

and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Knapp, Ms. Dietz, Mr. Kauten and Ms. Mills-Apenteng:

On behalf of LIZHI INC. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 29, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on August 6, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

September 11, 2019

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments.

In addition to revising the disclosures, the Company has also included its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2019 and comparable financial information for the same period in 2018, as well as certain other data and information to reflect recent developments.

To facilitate your review, we have separately delivered to you four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

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Draft Registration Statement on Form F-1

Prospectus Summary

Overview, page 1

1.	Please clarify whether the term “users” refers to active users or otherwise define this term. Please also define the terms “daily active user” and “host.”

In response to the Staff’s comment, the Company has revised the disclosures on pages 8 and 9 of the Revised Draft Registration Statement to clarify the definitions of such terms.

2.	We note that you disclose your monthly active users in this section. For context, please also disclose your average paying users for the periods presented.

In response to the Staff’s comment, the Company has disclosed the average paying users on pages 2 and 117 of the Revised Draft Registration Statement.

September 11, 2019

Our Market Opportunities, page 3

3.

Please explain why you include a discussion of the pan-audio entertainment market, which includes both online and offline audio and music, when it appears that substantially all of your net revenues are generated from your online audio services. Also, tell us whether you intend to enter the traditional radio market.

The Company respectfully submits that due to the rise of mobile internet, online players similar to the Company have been increasingly gaining market shares from offline players and driving the growth of the pan-audio entertainment market. As a result, the Company believes that it is meaningful to include a discussion of the pan-audio entertainment market to provide the investors with the broad industry context to better understand the growth potential of the online segments.

Although the Company currently does not plan to enter the traditional radio market, it intends to expand the application of online audio products beyond mobile phones to innovative use cases such as smart devices and connected cars which we believe will gain market shares from the traditional radio market. The Company has revised the disclosures on page 120 of the Revised Draft Registration Statement to clarify this.

Our Strengths, page 3

4.	Please disclose the basis for your statements that you are a leading online platform and that you have leading audio and AI technologies.

In response to the Staff’s comment, the Company has revised the disclosures on page 3 of the Revised Draft Registration Statement to add the requested disclosure.

Our Corporate History, page 4

5.	We note that Guangzhou Huanliao Network Technology Co., Ltd. currently has no substantial business operations. Please disclose whether you intend to commence business operations with this entity.

In response to the Staff’s comment, the Company has revised the disclosures on page 6 of the Revised Draft Registration Statement to add the requested disclosure and has provided corresponding revisions throughout the filing.

We rely on our mobile application..., page 27

6.	Please disclose the dates that your app was removed from the Apple and Android app stores and disclose any material impact on your results of operations.

In response to the Staff’s comment, the Company has revised the disclosures on page 29 of the Revised Draft Registration Statement to add the requested disclosure.

September 11, 2019

We rely on assumptions and estimates..., page 32

7.

We note that your paying user and mobile MAU metrics may significantly overstate the actual number of individual users and do not exclude, for example, user accounts created for specific purposes such as increasing the number of votes for hosts in various contests. Please disclose what steps you are taking, or plan to take, to calculate more accurately the number of unique user accounts.

In response to the Staff’s comment, the Company has revised the disclosures on page 34 of the Revised Draft Registration Statement. The Company respectfully submits that it measures MAUs by the number of mobile devices, and requires phone number verification for registered user accounts and ID verification for live streaming host accounts. A user is required to register an account to engage in interactions and transactions on the Company’s platform. The Company believes such measures are in line with industry practice and help it calculate more accurately the metrics that are more meaningful to its operations, such as the number of paying users and active hosts.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Results of Operations, page 83

8.

You state on page 84 that hosts are critical to expanding your user base and enhancing user engagement. Revise to include a table disclosing the number of active hosts for each of the quarters ended from March 31, 2017 through March 31, 2019.

In response to the Staff’s comment, the Company has revised the disclosures on page 87 of the Revised Draft Registration Statement to add the requested disclosure.

9.	Since virtually all of your revenues are derived from your audio entertainment platform, revise the table on page 85 to present for each period the number of average audio entertainment mobile MAUs.

In response to the Staff’s comment, the Company has revised the disclosures on page 88 of the Revised Draft Registration Statement to add the requested disclosure.

Critical Accounting Policies, Judgments and Estimates

Share-based compensation, page 94

10.	Please revise the table on page 95 to include all share-based compensation grants through effectiveness of the registration statement.

In response to the Staff’s comment, the Company has revised the disclosures on page 101 of the Revised Draft Registration Statement to add the requested disclosure.

September 11, 2019

Shares Eligible for Future Sale

Lockup Agreements, page 184

11.	Please briefly describe the exceptions to the lockup agreements. Also, clarify on page 193 that the lockup agreements are subject to certain exceptions.

The Company respectfully undertakes to the Staff that it will disclose the key exceptions to the lock-up agreements once their terms are substantially finalized.

Consolidated Financial Statements

Note 1. Organization and Reorganization -- Contractual arrangements with VIE, page F-10

12.	Please revise to disclose the maturity date for each of the agreements. Also, revise to disclose who has the ability to terminate the respective agreements.

In response to the Staff’s comment, the Company has revised the disclosures from page 80 to 82 and page F-11 to F-12 of the Revised Draft Registration Statement to add the requested disclosure.

Note 2. Significant Accounting Policies -- Revenue recognition, page F-19

13.

Revise to ensure that you properly address all disclosure requirements under ASC 606-10-50. This would include disclosure of the practical expedients used and information regarding contract assets and contract liabilities.

In response to the Staff’s comment, the Company has revised page F-22 and F-23 of the Revised Draft Registration Statement to disclose the practical expedients used and information regarding contract assets and contract liabilities.

14.	You disclose that time-based virtual items are recognized over the contract term. Please revise to disclose the average contract term for time-based items.

In response to the Staff’s comment, the Company has revised page F-21 of the Revised Draft Registration Statement to disclose the average contract term for time-based items as follows:

“During the years ended December 31, 2017 and 2018, the weighted average contract period for the time-based virtual items purchased were 7 days and 33 days respectively.”

Note 12. Preferred shares, page F-33

15.

You disclose on page F-35 that each preferred share will automatically convert into ordinary shares upon closing of a qualifying initial public offering. Please disclose how a qualifying initial public offering is defined and any conditional provisions if this offering does not constitute a qualified initial public offering.

The Company respectfully advises the Staff that a qualifying initial public offering (“QIPO”) means the Company has been registered under the applicable securities laws with a pre-offering valuation of at least US$400,000,000, and gross proceeds to the Company in excess of US$70,000,000. If the offering does not constitute a QIPO, it is at the option of holders of preferred shares to convert. In response to the Staff’s comment, the Company has revised page F-37 of the Revised Draft Registration Statement to add the requested disclosure.

September 11, 2019

Note 18. Subsequent events, page F-44

16.

We note that the outstanding options and restricted shares issued under the 2018 BVI Plan were replaced with options and restricted shares under the 2019 Incentive Plan. Revise to disclose the incremental compensation cost, if any, you expect to record as a result of the modification of the awards. We refer you to ASC 718-20-35-2A through 35-8.

The Company respectfully advises the Staff, the replacement of 2018 BVI Plan by the 2019 Incentive Plan was not considered a modification as there are no change of fair value, vesting schedule and other key terms of such award agreements entered into with each grantee and the classification of share based awards immediately before and after the 2019 Replacement.

In response to the Staff’s comment, the Company has revised page F-47 of the Revised Draft Registration Statement and also reflected the disclosures in Note 13 of the unaudited interim condensed financial statements for the six months ended June 30, 2018 and 2019 included in the Revised Draft Registration Statement.

17.	Revise to disclose the amount of unrecognized compensation cost for any share based compensation awards made subsequent to the balance sheet through effectiveness.

The Company respectfully advises the Staff, at the time the Company issued the 2018 financial statements, the valuation had not been completed to confirm the amount of unrecognized compensation cost for the restricted shares granted in 2019, and thus, this disclosure is not included in the 2018 financial statements.

In response to the Staff’s comment, the Company has revised page F-47 of the Revised Draft Registration Statement and also reflected the disclosures in Note 13 of the unaudited interim condensed financial statements for the six months ended June 30, 2018 and 2019 to add the amount of unrecognized compensation cost for the restricted shares granted in 2019.

General

18.	Please provide us with a copy of the iResearch Consulting Group report for our review. Clearly mark the specific language in the report that supports the statements in your prospectus.

In response to the Staff’s comment, the Company has enclosed, as Annex A to this letter, relevant portions of the third-party market data sources cited in the Revised Draft Registration Statement, marked to highlight the applicable portions or sections containing the cited statements or statistics and cross-referenced to the relevant locations in the Revised Draft Registration Statement.

September 11, 2019

19.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully submits that neither the Company nor any of its authorized representatives has presented to any potential investors any written materials. The Company confirms that it will provide the Staff with copies of such written materials if it engages in any communication with the investors in reliance on Section 5(d) of the Securities Act. However, the Company is supplementally providing to the Staff copies of the presentation materials that were displayed visually during certain “testing-the-waters” meetings but were not distributed as written communications as defined in Rule 405 under the Securities Act to participants.

20.

Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once available, it will supplementally provide the Staff with copies of graphics and artwork it intends to use in the prospectus, if any.

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September 11, 2019

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com), James C. Lin at +852 2533-3368 (james.lin@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Xi (Catherine) Chen, Chief Financial Officer
LIZHI INC.

Ms. Z. Julie Gao, Esq., Partner

Skadden, Arps, Slate, Meagher & Flom LLP

Mr. Der Hua You, Partner

Ms. Josie Zhao, Partner

PricewaterhouseCoopers Zhong Tian LLP